Exhibit (h)(20)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Variable Insurance Portfolios (the “Trust”), on behalf of the series indicated in Appendix A hereto (each, a “Fund,” and, collectively, the “Funds”).

WHEREAS, the Trust, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and IDI and/or WISC have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Class I shares of each Fund at a level below the level to which such Class may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from April 28, 2017 through April 30, 2018, WISC agrees to pay to the Fund such amounts as are necessary to ensure that the total annual ordinary fund operating expenses of the Class I shares of that Fund are at all times equal to the total annual ordinary fund operating expenses of the Class II shares of that Fund less twenty-five basis points (0.25%), as calculated at the end of each month (the “Reimbursement Amount”).

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Reimbursement Amount shall be paid directly by IDI and/or WISC. Such direct payment shall be paid two times per year within 30 days following the date of a Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate on April 30, 2018. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

2.2	Effectiveness. This Agreement shall be effective April 28, 2017.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or a Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, the computations of net asset values, and the allocation of expenses, having a counterpart, shall have the same meaning as and be resolved by reference to the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of April 3, 2017.

IVY VARIABLE INSURANCE PORTFOLIOS

By:	/s/ Wendy J. Hills
Wendy J. Hills, Vice President

WADDELL & REED SERVICES COMPANY

By:	/s/ Brent K. Bloss
Brent K. Bloss, Senior Vice President

Appendix A

Ivy VIP Energy

Ivy VIP Asset Strategy

Ivy VIP High Income

Ivy VIP Science and Technology

Ivy VIP Micro Cap Growth

Ivy VIP Mid Cap Growth